SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

General Cannabis Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

36930V100

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 36930V100

1	NAMES OF REPORTING PERSONS Lloyd Goldman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 450,000 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 450,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,000 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5%
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 36930V100

Item 1(a).	Name of Issuer:

General Cannabis Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6565 E. Evans Avenue

Denver, Colorado 80224

Item 2(a).	Name of Person Filing: Lloyd Goldman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

417 5th Avenue, New York, New York 10016

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 36930V100

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 450,000 shares of Common Stock

(b)	Percent of class: Less than 5%

(c)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 450,000 shares of Common Stock

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 450,000 shares of Common Stock

(iv)	Shared power to dispose of or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

SCHEDULE 13G

CUSIP NO. 36930V100

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 36930V100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 4, 2019

By:	/s/ Lloyd Goldman
Lloyd Goldman

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